EXHIBIT 12
Starbucks Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Sep 28, 2014	Sep 29, 2013	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
Fiscal year ended
Earnings/(loss)(1)	$3,159.7	$(229.9)	$2,059.1	$1,811.1	$1,437.0
Income from equity investees	(268.3)	(251.4)	(210.7)	(173.7)	(148.1)
Distributed income from equity investees	139.2	115.6	86.7	85.6	91.4
Amortization of capitalized interest	3.6	2.6	2.2	1.8	1.2
Fixed charges, excluding capitalized interest	310.1	237.7	224.5	252.0	266.3
Total earnings/(loss) available for fixed charges	$3,344.3	$(125.4)	$2,161.8	$1,976.8	$1,647.8
Fixed charges:
Interest and debt expense(2)	$70.2	$38.5	$35.9	$37.7	$37.7
Interest portion of rental expense	246.0	209.6	191.8	218.7	233.5
Total fixed charges	$316.2	$248.1	$227.7	$256.4	$271.2
Ratio of earnings to fixed charges(3)	10.6	—	9.5	7.7	6.1
(1) Earnings/(loss) represents income/(loss) from continuing operations before income taxes.
(2) Includes amortization of debt-related expenses and interest capitalized during the period. Excludes interest on uncertain tax positions, which is recorded in income tax expense/(benefit) in the consolidated statements of earnings.
(3) For the fiscal year ended September 29, 2013, our earnings were insufficient to cover fixed charges by $373.5 million.